AMERICAN HOMEOWNER PRESERVATION 2015A+ LLC

CONSOLIDATED FINANCIAL STATEMENTS

As of And For The Year Ended December 31, 2021

And Report of Independent Auditor

AMERICAN HOMEOWNER PRESERVATION 2015A+ LLC
TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Auditor

To the Members
American Homeowner Preservation 2015A+, LLC
Chicago, Illinois

Opinion

We have audited the accompanying consolidated financial statements of American Homeowner Preservation 2015A+, LLC (the "Company"), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, cash flows, and members' equity for the year then ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter – Prior Period Adjustments

We also have audited the adjustments described in Note 1 that were applied to restate the 2020 consolidated financial statements to correct an error. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2020 consolidated financial statements of the Company, other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Cherry Bekaert LLP

Rockville, Maryland
April 27, 2022

AMERICAN HOMEOWNER PRESERVATION 2015A+ LLC
CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2021

ASSETS		
Cash	$	84,895
Account receivable		19,816
Mortgage loans held for sale		11,622,993
Real estate owned		2,789,823
Fixed assets		105,215
Other assets		7,510
Total Assets	$	14,630,252
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	214,658
Due to related parties		2,551,379
Total Liabilities		2,766,037
Members' Equity		11,803,732
Noncontrolling Interests		60,483
Total Members' Equity		11,864,215
Total Liabilities and Members' Equity	$	14,630,252

The accompanying notes to the financial statements are an integral part of this statement.

AMERICAN HOMEOWNER PRESERVATION 2015A+ LLC
CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

Revenue:		
Fee revenue	$	320,495
Gain on sale of assets		1,617,813
Lease revenue		19,781
Other revenue		31,250
Total Investment Loss		1,989,339
Net Interest Income:		
Interest income		652,219
Interest expense		(392,857)
Net Interest Income		259,362
Total Revenue and Net Interest Income		2,248,701
Expenses:		
Personnel expenses		680,881
Information technology and communications		177,245
Depreciation and amortization		7,169
Office and occupancy		2,394
Asset management fees		596,603
Professional fees		704,317
Loan servicing fees		458,740
Travel and entertainment		7,149
Other expenses		9,066
Total Expenses		2,643,564
Net Loss	$	(394,863)
Attributable to:		
Members' Equity	$	(104,185)
Noncontrolling interests		(290,678)
Net Loss	$	(394,863)

AMERICAN HOMEOWNER PRESERVATION 2015A+ LLC
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:		
Net loss	$	(394,863)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Proceeds from sale of loans and real estate owned		5,688,598
Net realized gain on sale of loans and real estate owned		(545,115)
Depreciation and amortization		7,169
Changes in operating assets and liabilities:		
Accounts receivable		68,423
Due from related party		304,268
Other assets		7,169
Accounts payable and accrued expenses		(31,796)
Due to related party		(650,076)
Net cash provided operating activities		4,453,777
Cash flows from investing activities:		
Acquisition of property and equipment		(112,384)
Net cash used in investing activities		(112,384)
Cash flows from financing activities:		
Distribution of class A units		(4,829,241)
Contribution of units noncontrolling interests		352,289
Distribution of units noncontrolling interests		(1,128)
Net cash used in financing activities		(4,478,080)
Change in cash and cash equivalents		(136,687)
Cash and cash equivalents, beginning of year		221,582
Cash and cash equivalents, end of year	$	84,895
Supplemental disclosures of noncash operating and investing activities:		
Gain on loan foreclosures for REO assets	$	1,072,698
Non cash equity adjustment for prior period adjustment	$	(2,875,395)
Non cash equity adjustment for prior period adjustment	$	(394,344)

The accompanying notes to the financial statements are an integral part of this statement.

AMERICAN HOMEOWNER PRESERVATION 2015A+ LLC
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2021

	Class A Units	Class M Units	Noncontroling Interest	Total
Balance, January 1, 2021	$ 19,996,897	$ 10,000	$ -	$ 20,006,897
Beginning equity adjustment related to prior period adjustment (Note 1)	(2,875,395)	-	-	(2,875,395)
Beginning equity adjustment related to prior period adjustment (Note 1)	(394,344)	-	-	(394,344)
Contribution of units	-	-	352,289	352,289
Distribution of units	(4,829,241)	-	(1,128)	(4,830,369)
Pro-rate allocation of net loss	(104,185)	-	(290,678)	(394,863)
Balance, December 31, 2021	$ 11,793,732	$ 10,000	$ 60,483	$ 11,864,215

AMERICAN HOMEOWNER PRESERVATION 2015A+ LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 1—Organization and nature of operations

American Homeowner Preservation 2015A+, LLC ("2015A+"), is a limited liability company organized on January 21, 2016 under the laws of state of Delaware. 2015A+ is wholly owned by its parent company, Neighborhoods United, LLC, a limited liability company organized under the laws of Delaware. 2015A+ was formed to purchase non-performing mortgage loans (loans that are secured by a mortgage on real estate and delinquent on payments).

On August 7, 2019 preREO LLC ("preREO") was formed as a limited liability company under the laws of the state of Delaware. preREO was formed as a wholly-owned subsidiary of 2015A+. preREO is organized primarily to (i) provide an online marketplace to buy and sell distressed mortgage loans (the "Mortgage Loans"); (ii) provide local investors financing to acquire Mortgage Loans; and (iii) serve as a licensed real estate broker for the sale of vacant houses secured by Mortgage Loans.

The financial statements for the year ended December 31, 2020 were restated to include the effect of capitalized service fee costs. For the year ended December 31, 2020, service fee costs were included in the loan balance cost on the financial statements. As a result of this error, mortgage loans held for sale were overstated by $2,875,395 and the income statement was overstated by $2,875,395. As a result of the error, $2,875,395 is reflected as a beginning equity adjustment in the consolidated statement of members' equity.

The financial statements for the year ended December 31, 2020 were restated to include the wholly-owned subsidiary preREO. For the year ended December 31, 2020, the results of preREO were not included in the financial statements. As a result of this error, accounts payable and accrued expenses were understated by $8,282, Due to a related party was understated by $386,062 and the income statement was overstated by $394,344. As a result of the error, $394,344 is reflected as a beginning equity adjustment in the consolidated statement of members' equity.

Note 2—Summary of significant accounting policies

Basis of Accounting and Principles of Consolidation – The consolidated financial statements include 2015A+ and its wholly-owned subsidiary, preREO, together referred to as the "Company". Intercompany transactions and balances are eliminated in consolidation. The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. GAAP, whereby, revenues are recognized in the period earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect certain reported amounts and disclosures. The Company is subject to uncertainty of future events; economic, environmental, and political factors; and changes in the business environment; therefore, actual results could differ from estimates. Accordingly, accounting estimates used in the preparation of the consolidated financial statements will change as new events occur, more experience is acquired, additional information is obtained, and the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates are reflected in the statements.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash held in bank deposit accounts and short-term, highly-liquid investments with original maturities of 90 days or less. The Company maintains its cash on deposit with a well-established and widely known bank headquartered in Ohio, which management considers to be financially stable and creditworthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Note 2—Summary of significant accounting policies (continued)

Accounts Receivable – Accounts receivable is comprised of client receivables that are recorded at the value of the revenue earned. The Company periodically reviews accounts receivable for collectability and establishes a valuation allowance for estimated uncollectible amounts. No allowance has been recorded as of December 31, 2021, as management has determined that all amounts are fully collectible.

Mortgage Loans Held for Sale and Revenue Recognition – Mortgage loans held for sale are carried at the lower of cost or market.

Gains and losses from the sale of mortgage loans held for sale are recognized based upon the difference between the sales proceeds and carrying value of the related loans upon sale and are recorded in gain on sale of mortgage loans held for sale on the statement of operations.

Sales proceeds reflect the cash received from investors through the sale of the loan and servicing release premium.

Mortgage loans held for sale are considered sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through either an agreement that both entitles and obligates the Company to repurchase or redeem the transferred assets before their maturity or the ability to unilaterally cause the holder to return specific financial assets. The Company typically considers the above criteria to have been met upon acceptance and receipt of sales proceeds from the purchaser.

Other Real Estate Owned – Once an asset has been foreclosed, they are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. No allowance has been recorded as of December 31, 2021. Operating costs after acquisition are expensed as incurred.

Fixed Assets – Internal software development costs are capitalized during the application development stage. The costs capitalized related to external direct costs of materials and services related to the time spent on the project during the capitalization period. Costs related to internally developed software and software purchased for internal use, which are required to be capitalized pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40. At December 31, 2021 capitalized software was still in the development stage and had not yet been put into production.

Fair Value of Other Financial Instruments – Due to their short-term nature, the carrying value of cash and cash equivalents, accounts receivable, other assets, accounts payable, and accrued expenses and due to related parties approximate their fair value at December 31, 2021.

Note 2—Summary of significant accounting policies (continued)

Revenue Recognition – FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The majority of the Company's revenue generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as the Company's mortgage loans, as well as revenue related to the Company's mortgage servicing activities, as these activities are subject to other U.S. GAAP discussed elsewhere within the Company's notes to consolidated financial statements.

Fee Revenue – The Company performs services to market and sell distressed assets between a seller and buyer in exchange for fees. Fees are recognized as the transaction is executed between the buyer and seller and all performance obligations are complete. Additionally, the Company receives royalty revenue from a contract for the sale of educational products in which it receives a percentage of the receipts as materials are sold. The revenue is recognized upon completion of the sale of the educational products at which time all performance obligations have been satisfied.

Interest Income – Interest income on mortgage loans held for sale is recognized for the period based upon the principal balance outstanding and contractual interest rates. Revenue recognition is discontinued when loans become 90 days delinquent or when, in management's opinion, the recovery of principal and interest becomes doubtful and the mortgage loans held for sale are put on nonaccrual status.

Income Taxes – The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no federal income tax provision and state income taxes, to the extent possible, have been recorded in the consolidated financial statements, as all items of income and expense generated by the Company are reported on the members' personal income tax returns. The Company has no federal or state tax examinations in process as of December 31, 2021.

Note 3—Mortgage loans held for sale

Mortgage loans held for sale are as follows at December 31, 2021:

Mortgage loan held for sale	$	8,383,785
Deferred costs, net		3,239,208
Mortgage loans held for sale	$	11,622,993

Note 4—Property and equipment, net

The following is a summary of property and equipment at December 31, 2021:

Property and equipment, at cost:		
Software	$	170,240
(Less) accumulated depreciation		(65,025)
Total property and equipment, net	$	105,215

Depreciation and amortization expense was $7,169 for the year ended December 31, 2021.

AMERICAN HOMEOWNER PRESERVATION 2015A+ LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 5—Members' equity

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any debt, obligation, or liability.

2015A+'s Proposed Offering (the "Offering") under Regulation A was qualified by the Securities and Exchange Commission ("SEC") on July 26, 2018. Under the Offering, 2015A+ is offering for sale up to 5,000,000 shares of Series A Preferred Stock at a price of $10 per share.

preREO's Proposed Offering (the "preREO Offering") under Regulation A was qualified by the SEC on June 17, 2021. Under the preREO Offering, preREO is offering for sale up to 7,500,000 shares of Series A Preferred Stock at a price of $10 per share. Equity raised in the preREO Offering is included as a noncontrolling interest in the consolidated financial statements.

The Company allows for accredited and non-accredited investors in Series A Preferred Stock. The SEC has specified requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering.

The Board of Directors has exclusive control over all aspects of the Company's business. As a result, owners of Series A Preferred Stock have no right to participate in the management of the Company and do not have any voting rights.

Note 6—Related party transactions

In 2021, the Company executed shared services agreements with AHP Servicing LLC ("Servicing") whereby Servicing performs certain duties for related parties in exchange for payment. These duties include performance of accounting and financial reporting functions, human resources activities, informational technology services, legal services, and investor relations support. For the year ended December 31, 2021, the Company recorded expense related to these shared service agreements in the amount of $34,461 and has recorded such amounts in professional fees in the statement of operations. Additionally, the agreement calls for the repayment of shared expenses or expenses paid on behalf of the related party by Servicing. The shared services agreements bears interest at 11% and is due in full on the maturity date of the agreement, December 1, 2022.

2015A+ has a loan servicing agreement with Servicing, a related party through common ownership. Both the 2015A+ and Servicing are subsidiaries of Neighborhoods United, LLC. Servicing performs asset management services and subservicing for 2015A+. The total amount due to Servicing is $1,831,829 and is included in due to related parties on the consolidated balance sheet as of December 31, 2021. Total fees recognized as expense from activities performed for 2015A+ was $637,491 for the year ended December 31, 2021.

preREO was formed to market mortgages held by the Company and third parties for sale to investors and is a subsidiary of AHP 2015A+. preREO LLC generates fee and commission income related to the sale of the mortgages. Servicing finances the sale of the mortgage loan to investors. The total amount due to Servicing from preREO is $629,164 and is included in due to related parties on the consolidated balance sheet as of December 31, 2021.

Note 6—Related party transactions (continued)

AHP Capital Management LLC (the "Investment Adviser"), also a subsidiary of Neighborhoods United, LLC, provides investment advisory services to the Company. 2015A+ will bear a monthly management fee to the Investment Adviser equal to 0.1667% (2% annually) of the aggregate capital accounts of the members as of the last day of each calendar month. The Company will bear a monthly fee of $60 to AHPS for each active asset of the Company. Such management fee shall be paid to the managing member no later than the 15th day of the following month. The Company will also bear fees, costs, and expenses as reasonably determined by the managing member. The total amount due to the Investment Adviser is $90,385 and is included in due to related parties on the consolidated balance sheet as of December 31, 2021.

Note 7—Subsequent events

The Company has evaluated subsequent events through April 27, 2022, the date on which the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.

2015a PLUS, LLC

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31,2022

2015a PLUS, LLC

TWELVE MONTHS ENDED DECEMBER 31, 2022

CONTENTS



Andrew Benvenuti, Jr. CPA
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax   (609)567-8299
Cell   (609)805-2240
urtaxguys@gmail.com

March 10, 2024

2015a PLUS, LLC, LLC
Chicago, Illnois

I have reviewed the accompanying Balance Sheet of **2015a PLUS, LLC** as of December 31, 2012 and the related Statement of Income, and Member's Equity for the twelve months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in this financial statement is the representation of the management of Hope's Contracting, LLC.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of **2015a PLUS, LLC** and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Generally Accepted Accounting Principles require that the financial statements include a Statement of Cash Flows. Management has elected to not include this in the attached financial statements. A reader should be made aware of this incormity with GAAP and the inclusion of this may affect a readers view of the results.

Based on my review, with the exception described in the previous paragraph, I am not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with generally accepted accounting principles.

My review was made for the purposes of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying supplementary schedules is presented only for additional analysis purposes and is not required for a fair presentation of the financial position, and results of operations. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements and I am not aware of any material modifications that should be made to it.



Andrew Benvenuti, CPA
March 10, 2024

2015a PLUS, LLC
BALANCE SHEET
December 31, 2022

Assets		
Current Assets		
Cash	$	1,354
Accounts Receivables		460,071
Mortgage Acquistion Costs		13,931,032
Deferred Financing Costs		(1,394,878)
Prepaid Expenses		4,196
Total Current Assets		13,001,775
Property and Equipment, Net of Accumulated Depreciation		-
Total Assets		13,001,775
Liabilities & Member's Equity		
Current Liabilities		
Accounts Payable		48,618
Other Payables		88,497
Distributions Payable		41,231
Total Current Liabilities		178,346
Long Term Liabilities		
Loans Payable - Related Parties		2,780,564
Total Long Term Liabilities		2,780,564
Total Liabilities		2,958,910
Member's Equity		
Member's Equity		10,042,865
Total Member's Equity		10,042,865
Total Liabilities & Member's Equity		13,001,775

The accompanying notes are an integral part of the financial statement.
See Accountant Review Report

2015a PLUS, LLC
STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2020

Revenues	9,319,639
Cost of Earned Revenues	6,393,726
Gross Profit	2,925,913
General and Administrative Expenses	536,114
Net Income	2,389,799

2015a PLUS, LLC
STATEMENT OF MEMBER'S EQUITY
TWELVE MONTHS ENDED DECEMBER 31, 2020

Balance - December 31, 2021	7,653,066
Add 2022 Capital Contributions	0
2022 Net Income	2,389,799
Less 2022 Withdrawals	0
Balance - December 31, 2022	10,042,865

Note 1—Organization and Nature of Operations

American Homeowner Preservation 2015A+, LLC ("2015A+"), is a limited liability company organized on January 21, 2016 under the laws of state of Delaware. 2015A+ is wholly owned by its parent company, Neighborhoods United, LLC, a limited liability company organized under the laws of Delaware.

2015A+ was formed to purchase non-performing mortgage loans (loans that are secured by a mortgage on real estate and delinquent on payments).

On August 7, 2019 preREO LLC ("preREO") was formed as a limited liability company under the laws of the state of Delaware. preREO was formed as a wholly-owned subsidiary of 2015A+. preREO is organized primarily to (i) provide an online marketplace to buy and sell distressed mortgage loans (the "Mortgage Loans"); (ii) provide local investors financing to acquire Mortgage Loans; and (iii) serve as a licensed real estate broker for the sale of vacant houses secured by Mortgage Loans. Results of preREO were not included in the financial statements.

Note 2—Summary of Significant Accounting Policies

Basis of Accounting – The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These financial statements are presented on the accrual basis of accounting in accordance with U.S. GAAP, whereby, revenues are recognized in the period earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect certain reported amounts and disclosures. The Company is subject to uncertainty of future events; economic, environmental, and political factors; and changes in the business environment; therefore, actual results could differ from estimates. Accordingly, accounting estimates used in the preparation of the financial statements will change as new events occur, more experience is acquired, additional information is obtained, and the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates are reflected in the statements.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash held in bank deposit accounts and short-term, highly-liquid investments with original maturities of 90 days or less. The Company maintains its cash on deposit with a well-established and widely known bank headquartered in Ohio, which management considers to be financially stable and creditworthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Note 2—Summary of significant accounting policies (continued)

Accounts Receivable – Accounts receivable is comprised of client receivables that are recorded at the value of the revenue earned. The Company periodically reviews accounts receivable for collectability and establishes a valuation allowance for estimated uncollectible amounts. No allowance has been recorded as of December 31, 2021, as management has determined that all amounts are fully collectible.

Mortgage Loans Held for Sale and Revenue Recognition – Mortgage loans held for sale are carried at the lower of cost or market.

Gains and losses from the sale of mortgage loans held for sale are recognized based upon the difference between the sales proceeds and carrying value of the related loans upon sale and are recorded in gain on sale of mortgage loans held for sale on the statement of operations.

Sales proceeds reflect the cash received from investors through the sale of the loan and servicing release premium.

Mortgage loans held for sale are considered sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through either an agreement that both entitles and obligates the Company to repurchase or redeem the transferred assets before their maturity or the ability to unilaterally cause the holder to return specific financial assets. The Company typically considers the above criteria to have been met upon acceptance and receipt of sales proceeds from the purchaser.

Other Real Estate Owned – Once an asset has been foreclosed, they are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. No allowance has been recorded as of December 31, 2022. Operating costs after acquisition are expensed as incurred.

Fixed Assets – Internal software development costs are capitalized during the application development stage. The costs capitalized related to external direct costs of materials and services related to the time spent on the project during the capitalization period. Costs related to internally developed software and software purchased for internal use, which are required to be capitalized pursuant to Financial

Note 2—Summary of significant accounting policies (continued)

Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40. At December 31, 2022 capitalized software was still in the development stage and had not yet been put into production.

Fair Value of Other Financial Instruments – Due to their short-term nature, the carrying value of cash and cash equivalents, accounts receivable, other assets, accounts payable, and accrued expenses and due to related parties approximate their fair value at December 31, 2022.

Revenue Recognition – FASB ASC 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The majority of the Company's revenue generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as the Company's mortgage loans, as well as revenue related to the Company's mortgage servicing activities, as these activities are subject to other U.S. GAAP discussed elsewhere within the Company's notes to consolidated financial statements.

Fee Revenue – The Company performs services to market and sell distressed assets between a seller and buyer in exchange for fees. Fees are recognized as the transaction is executed between the buyer and seller and all performance obligations are complete. Additionally, the Company receives royalty revenue from a contract for the sale of educational products in which it receives a percentage of the receipts as materials are sold. The revenue is recognized upon completion of the sale of the educational products at which time all performance obligations have been satisfied.

Interest Income – Interest income on mortgage loans held for sale is recognized for the period based upon the principal balance outstanding and contractual interest rates. Revenue recognition is discontinued when loans become 90 days delinquent or when, in management's opinion, the recovery of principal and interest becomes doubtful and the mortgage loans held for sale are put on nonaccrual status.

Income Taxes – The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no federal income tax provision and state income taxes.

Note 3—Property and Equipment

The following is a summary of property and equipment at December 31, 2022:

Property and equipment, at cost:

Software	$ 65,025
(Less) accumulated depreciation	(65,025)
Total property and equipment, net $	0

Depreciation and amortization expense was $0 for the year ended December 31, 2022.

Note 5—Members' Equity

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any debt, obligation, or liability. 2015A+'s Proposed Offering (the "Offering") under Regulation A was qualified by the Securities and Exchange Commission ("SEC") on July 26, 2018. Under the Offering, 2015A+ is offering for sale up to 5,000,000 shares of Series A Preferred Stock at a price of $10 per share. preREO's Proposed Offering (the "preREO Offering") under Regulation A was qualified by the SEC on June 17, 2021. Under the preREO Offering, preREO is offering for sale up to 7,500,000 shares of Series A Preferred Stock at a price of $10 per share. Equity raised in the preREO Offering is included as a noncontrolling interest in the consolidated financial statements. The Company allows for accredited and non-accredited investors in Series A Preferred Stock. The SEC has specified requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering. The Board of Directors has exclusive control over all aspects of the Company's business. As a result, owners of Series A Preferred Stock have no right to participate in the management of the Company and do not have any voting rights.

Note 6—Related Party Transactions

In 2021, the Company executed shared services agreements with AHP Servicing LLC ("Servicing") whereby Servicing performs certain duties for related parties in exchange for payment. These duties include performance of accounting and financial reporting functions, human resources activities, informational technology services, legal services, and investor relations support. For the year ended December 31, 2022, the Company recorded expense related to these shared service agreements in the amount of $562,350 on the statement of operations. Additionally, the agreement calls for the repayment of shared expenses or expenses paid on behalf of the related party by Servicing.

Note 6—Related Party Transactions(Continued)

Both the 2015A+ and Servicing are subsidiaries of Neighborhoods United, LLC. Servicing performs asset management services and subservicing for 2015A+. Total fees recognized as expense from activities performed for 2015A+ was $427,922 for the year ended December 31, 2022.

preREO was formed to market mortgages held by the Company and third parties for sale to investors and is a subsidiary of AHP 2015A+. preREO LLC generates fee and commission income related to the sale of the mortgages. Servicing finances the sale of the mortgage loan to investors. The total amount due to Servicing from preREO is $142,170 and is included in due to related parties on the balance sheet as of December 31, 2022.

AHP Capital Management LLC (the "Investment Adviser"), also a subsidiary of Neighborhoods United, LLC, provides investment advisory services to the Company. 2015A+ will bear a monthly management fee to the Investment Adviser equal to 0.1667% (2% annually) of the aggregate capital accounts of the members as of the last day of each calendar month. The Company will bear a monthly fee of $60 to AHPS for each active asset of the Company. Such management fee shall be paid to the managing member no later than the 15th day of the following month. The Company will also bear fees, costs, and expenses as reasonably determined by the managing member. The total amount due to the Investment Adviser is $14,570 and is included in due to related parties on the balance sheet as of December 31, 2022.

Note 7—Subsequent Events

The Company has evaluated subsequent events through March 10, 2024, the date on which the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure

2015a PLUS, LLC
SCHEDULE I - COST OF REVENUE
TWELVE MONTHS ENDED DECEMBER 31, 2022

Acquistion Costs	$ 3,877,777
Sales Costs	$ 652,985
Loan Servicing	$ 427,922
Fees - Fund America	$ 8,556
Pre REO Expenses	$ 418,266
Other Costs	$ 147,075
AHP Asset Management Fees	$ 562,350
Interest Expenses	$ 298,795
	6,393,726

2015a PLUS, LLC
SCHEDULE I - GENERAL & ADMINISTRATIVE
TWELVE MONTHS ENDED DECEMBER 31, 2022

Bank Charges	3,786
Consultants	258,747
Professional Service	238,196
Technology	35,385
	536,114

AHP SERVICING LLC

FINANCIAL STATEMENTS

As of and for the Year Ended December 31, 2021

And Report of Independent Auditor

AHP SERVICING LLC
TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Auditor

To the Members
AHP Servicing LLC
Chicago, Illinois

Opinion

We have audited the accompanying financial statements of AHP Servicing LLC (collectively, the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, cash flows, and members' equity for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of their operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Cherry Bekaert LLP

Rockville, Maryland
March 31, 2022

AHP SERVICING LLC

BALANCE SHEET

DECEMBER 31, 2021

ASSETS		
Current Assets		
Cash and cash equivalents	$	1,136,276
Accounts receivable and servicing advances		462,753
Receivables from related parties		5,726,549
Prepaid expenses and other assets		592,168
Mortgage loans held for sale		41,086,902
Other real estate owned		7,826,901
Property and equipment - Net of accumulated depreciation of $428,308		389,253
Total Assets	$	57,220,802
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,843,046
Notes payable Paycheck Protection Program		881,356
Notes payable		19,109,813
Total Liabilities		21,834,215
Commitments and Contingencies (Note 10)		-
Members' Equity		35,386,587
Total Liabilities and Members' Equity	$	57,220,802

The accompanying notes to the financial statements are an integral part of this statement.

AHP SERVICING LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

Revenue:	
Asset management fees	$ 150,100
Loan origination and servicing fees	1,250,127
Gain on sale of mortgage loans held for sale, net of direct costs of $21,482,646	7,289,991
Other Income	861,610
Total revenue	9,551,828
Net Interest expense:	
Interest income	2,427,264
Interest expense	(2,993,987)
Net interest expense	(566,723)
Total revenue net of interest expense	8,985,105
Expenses:	
Personnel expenses	5,218,380
Loan operations expenses	613,407
Information technology and communications	1,096,034
Depreciation and amortization	146,286
Office and occupancy	526,419
Professional fees	789,302
Licenses	353,050
Travel and entertainment	276,587
Other expenses	305,803
Total Expenses	9,325,268
Net Loss	$ (340,163)

The accompanying notes to the financial statements are an integral part of this statement.

AHP SERVICING LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:		
Net loss	$	(340,163)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Gain on sale of mortgage loans and REO held for sale, net		(7,289,991)
Depreciation and amortization		146,286
Changes in assets and liabilities:		
Escrow cash		3,051,726
Accounts receivable		459,867
Prepaid expenses and other assets		(249,365)
Accounts payable and accrued expenses		487,747
Escrow liability		(1,143,595)
Net cash used in operating activities		(4,877,488)
Cash flows from investing activities:		
Purchase of property and equipment		(86,408)
Proceeds from sale and principal payments on mortgage loans and REO held for sale		32,427,505
Purchases and origination of loans and REO held for sale		(36,777,949)
Receivables from related parties, net		(2,879,637)
Net cash used in investing activities		(7,316,489)
Cash flows from financing activities:		
Member contributions		14,619,577
Member distributions		(6,313,861)
Increase in debt, net of repayments		4,358,936
Net cash provided by financing activities		12,664,652
Change in cash and cash equivalents		470,675
Cash and cash equivalents, beginning of year		665,601
Cash and cash equivalents, end of year	$	1,136,276
Supplemental disclosure of non-cash operating activities		
Non-cash gain on loan foreclosures for REO assets	$	1,790,094

The accompanying notes to the financial statements are an integral part of this statement.

AHP SERVICING LLC

STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2021

Balance, January 1, 2021	$	27,421,034
Member contributions		14,619,577
Member distributions		(6,313,861)
Net loss		(340,163)
Balance, December 31, 2021	$	35,386,587

AHP SERVICING LLC
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 1—Nature of the Organization

Organization – AHP Servicing LLC (the "Company") is a limited liability company organized on June 27, 2017 under the laws of the state of Delaware. The Company is primarily engaged in the business of originating, selling and servicing residential mortgage loans through its correspondent retail, and direct-to-consumer origination channels. The Company maintains its corporate office in Chicago, Illinois, with branch offices in multiple states. The Company purchases defaulted mortgage loans with the intent to modify or refinance the loan in order to sell the loan in the secondary market. If the Company is unable to modify, refinance, or sell the mortgage loan, then the Company will foreclose on the property taking ownership of the underlying collateral.

Note 2—Summary of significant accounting policies

Basis of Accounting and Use of Estimates – The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). These financial statements are presented on the accrual basis of accounting in accordance with U.S. GAAP, whereby, revenues are recognized in the period earned and expenses when incurred.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect certain reported amounts and disclosures. The Company is subject to uncertainty of future events; economic, environmental, and political factors; and changes in the business environment; therefore, actual results could differ from estimates. Accordingly, accounting estimates used in the preparation of the financial statements will change as new events occur, more experience is acquired, additional information is obtained, and the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates are reflected in the statements.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash held in bank deposit accounts and short-term, highly liquid investments with original maturities of ninety days or less. The Company maintains its cash on deposit with a well-established and widely known bank headquartered in Ohio, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Servicing Advances – Accounts receivable is comprised of servicing fee receivables that are recorded at the value of the service fee revenue earned. Servicing advances reflect tax and insurance advances and property protection advances made on behalf of investors under servicing agreements. Servicing advances made on behalf of investors under servicing agreements are reimbursable from the investor pursuant to terms of the contract. The Company periodically reviews accounts receivable and servicing advances for collectability and establishes a valuation allowance for estimated uncollectible amounts. No allowance has been recorded as of December 31, 2021, as management has determined that all amounts are fully collectible.

AHP SERVICING LLC
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 2—Summary of Significant Accounting Policies (continued)

Mortgage Loans Held for Sale and Revenue Recognition – Mortgage loans held for sale are carried at the lower of cost or market.

Gains and losses from the sale of mortgage loans held for sale are recognized based upon the difference between the sales proceeds and carrying value of the related loans upon sale and are recorded in gain on sale of mortgage loans held for sale on the statement of operations.

Sales proceeds reflect the cash received from investors through the sale of the loan and servicing release premium.

Mortgage loans held for sale are considered sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through either an agreement that both entitles and obligates the Company to repurchase or redeem the transferred assets before their maturity or the ability to unilaterally cause the holder to return specific financial assets. The Company typically considers the above criteria to have been met upon acceptance and receipt of sales proceeds from the purchaser.

Other Real Estate Owned – Once an asset has been foreclosed they are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure a valuation allowance is recorded through expense. No allowance has been recorded as of December 31, 2021. Operating costs after acquisition are expensed as incurred.

Property and Equipment, Net – Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets (principally three to seven years). Internal software development costs are capitalized during the application development stage. The costs capitalized related to external direct costs of materials and services related to the time spent on the project during the capitalization period. Costs related to internally developed software and software purchased for internal use, which are required to be capitalized pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40 are included in property and equipment.

The Company periodically assesses property and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may exceed its fair value. If property and equipment is considered impaired, the impairment losses will be recorded on the statement of operations. The Company did not recognize any impairment losses during the year ended December 31, 2021.

Stock-Based Compensation – The Company has stock-based compensation, grant-date fair value is determined using management's estimated value. Compensation cost for service-based equity awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

Fair Value of Other Financial Instruments – Due to their short-term nature, the carrying value of cash and cash equivalents, accounts receivable and servicing advances, receivables from related parties, accounts payable and accrued expenses and notes payable approximate their fair value at December 31, 2021.

___

Note 2—Summary of Significant Accounting Policies (continued)

Revenue Recognition – FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The majority of the Company's revenue generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as the Company's mortgage loans, as well as revenue related to the Company's mortgage servicing activities, as these activities are subject to other U.S. GAAP discussed elsewhere within the Company's notes to financial statements.

Asset Management Fees – The Company performs asset management services for certain mortgage loans held by a related party. Asset management fees are based on a monthly per loan fee in accordance with the underlying agreement and are recognized into revenue on a monthly basis.

Loan Origination Fees – Loan origination fees represent revenue earned from originating mortgage loans. Loan origination fees generally represent flat per-loan fee amounts based on a percentage of the original principal loan balance and are recognized as revenue at the time the mortgage loans are funded. Loan origination expenses are charged to operations as incurred.

Interest Income – Interest income on mortgage loans held for sale is recognized for the period from loan funding to sale based upon the principal balance outstanding and contractual interest rates. Revenue recognition is discontinued when loans become 90 days delinquent, or when, in management's opinion, the recovery of principal and interest becomes doubtful and the mortgage loans held for sale are put on nonaccrual status.

Loan Servicing Fees – Loan servicing fees represent revenue earned for the servicing of loans for various investors and related entities under contractual servicing agreements. The Company receives monthly servicing fees based on contractual monthly rates as specified in the servicing agreement. The Company also receives special servicing fees for the successful resolution of loans as specified in the servicing agreement. The Company recognizes these revenues when earned. Loan servicing expenses are charged to operations as incurred.

Income Taxes – The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no federal income tax provision and state income taxes, to the extent possible, have been recorded in the financial statements, as all items of income and expense generated by the Company are reported on the members' personal income tax returns. The Company has no federal or state tax examinations in process as of December 31, 2021.

Note 3—Mortgage loans held for sale

Mortgage loans held for sale are as follows at December 31:

Mortgage loan held for sale	$	38,702,635
Deferred costs, net		2,384,267
Mortgage loans held for sale	$	41,086,902

Note 4—Property and equipment - net

The following is a summary of property and equipment at December 31, 2021:

Property and equipment, at cost:		
Software	$	448,804
Computer and equipment		249,565
Furniture, fixtures, and equipment		94,529
Leasehold improvements		24,663
(Less) accumulated depreciation		(428,308)
Total property and equipment, net	$	389,253

Depreciation and amortization expense was $146,286 for the year ended December 31, 2021.

Note 5—Notes Payable Paycheck Protection Program

In April 2020, the Company was approved by the U.S. Small Business Administration ("SBA") under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") for a Paycheck Protection Program ("PPP") loan and received proceeds totaling $396,460. Interest is at 1.00% per annum, and the note matures in April 2022. The note has a deferral period of six months beginning the date of the note, during which interest accrues. In April, 2020 the Company received approval of forgiveness of debt from the SBA for principal of $396,460 and interest of $3,856. Total forgiveness of $400,316 is included as a gain on debt forgiveness and is presented in other income in the Statement of Operations for the year ended December 31, 2021.

In February 2021, the Company was approved by the SBA under the CARES Act for a PPP loan and received proceeds totaling $881,356. As of December 31, 2021, the outstanding balance was $881,356. Interest is at 1.00% per annum, and the note matures in February 2026.

AHP SERVICING LLC
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 6—Notes payable

The Company has a warehouse line of credit agreement with NexBank SSB. The warehouse line amount as of December 31, 2021 was $5,000,000. The warehouse line of credit agreement has an interest rate of 1.43% and expires July 19, 2022. Interest expense of $5,786 was incurred for the year ended December 31, 2021. The balance outstanding was $71,280 at December 31, 2021.

As of December 31, 2021, the Company had mortgage loans held for sale pledged as collateral under the above agreement. The above agreement also contains covenants which include certain financial requirements, including maintenance of minimum net worth, minimum liquid assets, maximum leverage ratio, minimum current ratio, and positive net income, as defined in the agreements. The Company was not in compliance with the positive net income debt covenant at December 31, 2021. The warehouse line of credit agreement automatically renews at maturity unless terminated in writing.

During 2020 and 2021, the Company entered into secured promissory notes totaling $30,908,164. Interest is at 12% per annum and the notes mature on September 20, 2022, with the agreements being guaranteed by all the assets of the Company. Interest expense of $2,969,426 was incurred for the year ended December 31, 2021. The balance outstanding was $18,538,533 at December 31, 2021.

In July 2020, the Company obtained an SBA COVID-19 Economic Injury Disaster Loan in the amount of $500,000. The loan has an interest rate of 1.0% and a term of 30 years. Interest expense of $5,070 was incurred for the year ended December 31, 2021. The balance outstanding was $500,000 at December 31, 2021.

Note 7—Custodial funds

The Company held custodial funds related to the loans it services aggregating $2,827,126 at December 31, 2021. These funds are maintained in segregated bank accounts, and these amounts are not included in the assets presented in the balance sheet.

Note 8—Members' equity

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any debt, obligation, or liability.

The Company's Proposed Offering (the "Offering") under Regulation A was qualified by the SEC on November 7, 2018. Under the Offering the Company is offering for sale up to 5,000,000 shares of Series A Preferred Stock at a price of $10 per share.

The Company allows for accredited and non-accredited investors in Series A Preferred Stock. The SEC has specified requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering.

The Board of Directors has exclusive control over all aspects of the Company's business. As a result, owners of Series A Preferred Stock have no right to participate in the management of the Company and do not have any voting rights. For the year ended December 31, 2021, net member contributions totaled $43,783,813.

Note 9—Phantom stock plan

During 2021, the Company entered into a Phantom Stock Plan (the "Plan") to award shares to certain key employees. The total number of shares available to be issued for grants as phantom stock under the Plan shall not exceed more than 20.00% of the issued and outstanding equity of the Company. Phantom stock that is forfeited may be re-granted in accordance with the Plan. The value of phantom stock corresponds to the fair value of the Company's common stock as defined in the agreements. The phantom shares will vest over a three year service period. As of December 31, 2021 no shares were awarded under the Plan, therefore, the Company did not recognize compensation expense during the year ended December 31, 2021.

Note 10—Commitments and contingencies

Commitments to Extend Credit – The Company enters into interest rate lock commitments with borrowers who have applied for residential mortgage loans who have met certain credit and underwriting criteria. These commitments expose the Company to market risk if interest rates change and the underlying loan is not economically hedged or committed to an investor. The Company is also exposed to credit loss if the loan is originated and not sold to an investor and the mortgagor does not perform. The collateral upon extension of credit typically consists of a first deed of trust in the mortgagor's residential property. Commitments to originate loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon. There were no commitments to originate loans outstanding as of December 31, 2021.

Regulatory Contingencies – The Company is subject to periodic audits and examinations, both formal and informal in nature, from various federal and state agencies, including those made as part of regulatory oversight of mortgage origination, servicing and financing activities. Such audits and examinations could result in additional actions, penalties or fines by state or federal governmental bodies, regulators or the courts.

Operating Leases – The Company leases office space under various operating lease arrangements, which expire through May 2024. Total rent expense under all operating leases amounted to $160,101 for the year ended December 31, 2021, and is included in office and occupancy expense on the statement of operations.

Future minimum rental payments under long-term operating leases are as follows at December 31, 2021:

Years Ending December 31:		
2022	$	181,219
2023		225,127
2024		219,433
2025		169,539
2026 and thereafter		168,931
	$	964,249

Legal – The Company operates in a highly regulated industry and may be involved in various legal and regulatory proceedings, lawsuits and other claims arising in the ordinary course of its business. The amount, if any, of ultimate liability with respect to such matters cannot be determined, but despite the inherent uncertainties of litigation, management currently believes that the ultimate disposition of any such proceedings and exposure will not have, individually or taken together, a material adverse effect on the financial condition, results of operations, or cash flows of the Company. However, actual outcomes may differ from those expected and could have a material effect on the Company's financial position, results of its operations or cash flows in a future period. The Company accrues for losses when they are probable to occur, and such losses are reasonably estimable. Legal costs are expensed as incurred and are included in general and administrative on the statement of operations.

AHP SERVICING LLC
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 11—Related party transactions

In 2021, the Company executed shared services agreements with American Homeowner Preservation 2015A+, LLC ("AHPS 2015A+"), preREO LLC ("preREO"), AHP Title Holdings LLC ("Title"), America's Trustee Services LLC ("ATS"), AHP75 LLC ("AHP75"), AHP Capital Management, LLC ("AHP Capital") and Debt Cleanse Group Legal Services, LLC ("Debt Cleanse") whereby the Company performs certain duties for related parties in exchange for payment. These duties include performance of accounting and financial reporting functions, human resources activities, informational technology services, legal services and investor relations support. For the year ended December 31, 2021 the Company recorded revenue related to these shared service agreements in the amount of $47,935 and has recorded such amounts in Other income in the Statement of Operations. Additionally, the agreement calls for the repayment of shared expenses or expenses paid on behalf of the related party by the Company. The shared services agreements bear interest at 11% and is due in full on the maturity date of the agreement, December 1, 2022.

The Company has a loan servicing agreement with AHPS 2015A+, a related party through common ownership. Both the Company and AHPS 2015A+ are subsidiaries of Neighborhoods United, LLC. The Company performs asset management services and subservicing for AHP 2015A+. The total amount due from AHPS 2015A+ is $1,831,829 and is included in receivables from related parties on the balance sheets as of December 31, 2021. Total fees recognized as revenue from activities performed for AHP 2015A+ was $637,491 for the year ended December 31, 2021.

In June 2020 the Company purchased a portfolio of mortgages from AHP 2015A+. The purchase price of $6,496,586 was offset with the intercompany note between the two entities. The Company is entitled to a 14% return on their purchase price of the assets with the excess return going back to AHP 2015A+.

preREO was formed to market mortgages held by the Company and third parties for sale to investors and is a subsidiary of AHP 2015A+. preREO LLC generates fee and commission income related to the sale of the mortgages. The Company finances the sale of the mortgage loan to investors. The total amount due from preREO is $629,164 and is included in receivables from related parties on the balance sheets as of December 31, 2021.

Title was formed to perform title insurance services and is a subsidiary of American Homeowner Preservation Inc. The total amount due from Title is $1,202,087 and is included in receivables from related parties on the balance sheets as of December 31, 2021.

ATS is a Dallas TX based law firm and is partially owned by individual principals in the Company. ATS performed foreclosure legal work on mortgages owned by the Company. For the year ending December 31, 2021, the company paid $108,875 to ATS. The total amount due from ATS is $652,709 and is included in receivables from related parties on the balance sheets as of December 31, 2021.

AHP75 was formed to perform real estate broker services and is a subsidiary of American Homeowner Preservation Inc. The total amount due from AHP75 is $307,991 and is included in receivables from related parties on the balance sheets as of December 31, 2021.

AHP Capital was formed to perform investment and advisory services and is a subsidiary of Neighborhoods United, LLC. The total amount due from AHP Capital is $1,101,110 and is included in receivables from related parties on the balance sheet as of December 31, 2021.

Debt Cleanse was formed to perform group legal services to consumers for debt resolution and is a subsidiary of Barrios Unidos LLC. The total amount due from Debt Cleanse is $1,659 and is included in receivables from related parties on the balance sheets as of December 31, 2021.

Note 11—Related party transactions (continued)

Activist is a Washington DC based law firm and is owned by Neighborhoods United, LLC. Activist performed foreclosure legal work on mortgages owned by the Company. For the year ending December 31, 2021, the company paid $2,362,708 to Activist Legal LLC ("Activist").

Note 12—Subsequent events

In January, 2022 the Company received approval of forgiveness of debt for its PPP loan from the SBA for principal of $881,356 and interest of $8,572.

Management has evaluated subsequent events through March 31, 2022, the date on which the financial statements were available to be issued.

AHP SERVICING LLC

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31, 2022

AHP SERVICING LLC

TWELVE MONTHS ENDED DECEMBER 31, 2022

CONTENTS



Andrew Benvenuti, Jr. CPA
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax   (609)567-8299
Cell   (609)805-2240
urtaxguys@gmail.com

March 10, 2024

AHP SERVICING LLC
Chicago, Illnois

I have reviewed the accompanying Balance Sheet of **AHP SERVICING LLC** as of December 31, 2012 and the related Statement of Income, and Member's Equity for the twelve months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in this financial statement is the representation of the management of AHP SERVICING LLC.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of **AHP SERVICING LLC** and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Generally Accepted Accounting Principles require that the financial statements include a Statement of Cash Flows, Management has elected to not include this in the attached financial statements. A reader should be made aware of this incormity with GAAP and the inclusion of this may affect a readers view of the results.

Based on my review, with the exception described in the previous paragraph, I am not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with generally accepted accounting principles.

My review was made for the purposes of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying supplementary schedules is presented only for additional analysis purposes and is not required for a fair presentation of the financial position, and results of operations. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements and I am not aware of any material modifications that should be made to it.



Andrew Benvenuti, CPA
March 10, 2024

2

AHP SERVICING LLC
BALANCE SHEET
DECEMBER 31, 2022

Assets

Current Assets

Cash	$	96,642 x
Accounts Receivables		1,823,390 x
Inventory & Acquisition Costs		30,609,904
Prepaid Expenses		99,113 x
Total Current Assets		32,629,049

Property and Equipment, Net of Accumulated
Depreciation 546,838 x

Other Assets

Investment in Affiliates	4,000
Due from Affiliates	18,943,156
Judgements	12,153,886
ROU Assets, Net of Accumulated	
Amortization	560,504
Security Deposits	53,848
Total Other Assets	21,715,394

Total Assets 54,891,281

Liabilities & Member's Equity

Current Liabilities

Accounts Payable	409,720
Credit Cards Payable	426,160
Accrued Interest	581,271
Accrued Taxes	3,810
Other Payables	2,026,298
Due to Investors	2,220,733
Total Current Liabilities	5,668,092

Long Term Liabilities

Long Term Lease Liabilities	548,051
Notes Payable	31,173,586
Total Long Term Liabilities	31,173,586

Total Liabilities 36,841,678

Member's Equity

Member's Equity	18,049,603
Total Member's Equity	18,049,603

Total Liabilities & Member's Equity 54,891,281

AHP SERVICING LLC

STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2022

Revenues	$	32,551,154
Cost of Earned Revenues		28,864,871
Gross Profit		3,686,283
General and Administrative Expenses		12,471,208
Net Income	$	(8,784,925)

The accompanying notes are an integral part of the financial statement.
See Accountant Review Report

4

AHP SERVICING LLC

STATEMENT OF MEMBER'S EQUITY
TWELVE MONTHS ENDED DECEMBER 31, 2022

Balance - December 31, 2021	3,536,587
Add 2022 Member Investments	23,297,941
2022 Net Income	(8,784,925)
Less 2022 Withdrawals	0
Balance - December 31, 2022	18,049,603

Note 1—Organization and Nature of Operations

AHP SERVICING LLC ("AHP"), is a limited liability company organized on June 27, 2017 under the laws of state of Delaware. The Company is primarily engaged in the business of originating, selling and servicing residential mortgage loans through its correspondent retail, and direct-to-consumer origination channels. The Company maintains its corporate office in Chicago, Illinois, with branch offices in multiple states. The Company purchases defaulted mortgage loans with the intent to modify or refinance the loan in order to sell the loan in the secondary market. If the Company is unable to modify, refinance, or sell the mortgage loan, then the Company will foreclose on the property taking ownership of the underlying collateral.

Note 2—Summary of Significant Accounting Policies

Basis of Accounting – The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These financial statements are presented on the accrual basis of accounting in accordance with U.S. GAAP, whereby, revenues are recognized in the period earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect certain reported amounts and disclosures. The Company is subject to uncertainty of future events; economic, environmental, and political factors; and changes in the business environment; therefore, actual results could differ from estimates. Accordingly, accounting estimates used in the preparation of the financial statements will change as new events occur, more experience is acquired, additional information is obtained, and the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates are reflected in the statements.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash held in bank deposit accounts and short-term, highly-liquid investments with original maturities of 90 days or less. The Company maintains its cash on deposit with a well-established and widely known bank headquartered in Ohio, which management considers to be financially stable and creditworthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

6

Note 2—Summary of significant accounting policies (continued)

Accounts Receivable & Servicing Advances– Accounts receivable is comprised of servicing fee receivables that are recorded at the value of the service fee revenue earned. Servicing advances reflect tax and insurance advances and property protection advances made on behalf of investors under servicing agreements. Servicing advances made on behalf of investors under servicing agreements are reimbursable from the investor pursuant to terms of the contract. The Company periodically reviews accounts receivable and servicing advances for collectability and establishes a valuation allowance for estimated uncollectible amounts. No allowance has been recorded as of December 31, 2022, as management has determined that all amounts are fully collectible.

Mortgage Loans Held for Sale and Revenue Recognition – Mortgage loans held for sale are carried at the lower of cost or market. Gains and losses from the sale of mortgage loans held for sale are recognized based upon the difference between the sales proceeds and carrying value of the related loans upon sale and are recorded in gain on sale of mortgage loans held for sale on the statement of operations. Sales proceeds reflect the cash received from investors through the sale of the loan and servicing release premium.Mortgage loans held for sale are considered sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through either an agreement that both entitles and obligates the Company to repurchase or redeem the transferred assets before their maturity or the ability to unilaterally cause the holder to return specific financial assets. The Company typically considers the above criteria to have been met upon acceptance and receipt of sales proceeds from the purchaser.

Other Real Estate Owned – Once an asset has been foreclosed, they are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. No allowance has been recorded as of December 31, 2022. Operating costs after acquisition are expensed as incurred.

Note 2—Summary of significant accounting policies (continued)

Property and Equipment – Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets (principally three to seven years). Internal software development costs are capitalized during the application development stage. The costs capitalized related to external direct costs of materials and services related to the time spent on the project during the capitalization period. Costs related to internally developed software and software purchased for internal use, which are required to be capitalized pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40 are included in property and equipment. The Company periodically assesses property and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may exceed its fair value. If property and equipment is considered impaired, the impairment losses will be recorded on the statement of operations.

Stock-Based Compensation – The Company has stock-based compensation, grant-date fair value is determined using management's estimated value. Compensation cost for service-based equity awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

Fair Value of Other Financial Instruments – Due to their short-term nature, the carrying value of cash and cash equivalents, accounts receivable, other assets, accounts payable, and accrued expenses and due to related parties approximate their fair value at December 31, 2022.

Revenue Recognition – FASB ASC 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The majority of the Company's revenue generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as the Company's mortgage loans, as well as revenue related to the Company's mortgage servicing activities, as these activities are subject to other U.S. GAAP discussed elsewhere within the Company's notes to consolidated financial statements.

Asset Management Fees – The Company performs asset management services for certain mortgage loans held by a related party. Asset management fees are based on a monthly per loan fee in accordance with the underlying agreement and are recognized into revenue on a monthly basis.

materials are sold. The revenue is recognized upon completion of the sale of the educational products at which time all performance obligations have been satisfied.

8

Loan Origination Fees – Loan origination fees represent revenue earned from originating mortgage loans. Loan origination fees generally represent flat per-loan fee amounts based on a percentage of the original principal loan balance and are recognized as revenue at the time the mortgage loans are funded. Loan origination expenses are charged to operations as incurred.

Interest Income – Interest income on mortgage loans held for sale is recognized for the period based upon the principal balance outstanding and contractual interest rates. Revenue recognition is discontinued when loans become 90 days delinquent or when, in management's opinion, the recovery of principal and interest becomes doubtful and the mortgage loans held for sale are put on nonaccrual status.

Loan Servicing Fees – Loan servicing fees represent revenue earned for the servicing of loans for various investors and related entities under contractual servicing agreements. The Company receives monthly servicing fees based on contractual monthly rates as specified in the servicing agreement. The Company also receives special servicing fees for the successful resolution of loans as specified in the servicing agreement. The Company recognizes these revenues when earned. Loan servicing expenses are charged to operations as incurred.

Income Taxes – The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no federal income tax provision and state income taxes.

Note 3—Property and Equipment

The following is a summary of property and equipment at December 31, 2022:

Property and equipment, at cost:

Computers & Technology	$402,070
Office Equipment	$ 94,529
Leasehold Improvements	$ 24,663
Software	$579,264
(Less) accumulated depreciation	(553,689)

Total property and equipment, net $ 546,838

Depreciation and amortization expense was $125,381 for the year ended December 31, 2022.

Note 4—Notes payable The Company has a warehouse line of credit agreement with NexBank SSB. The warehouse line amount as of December 31, 2022 was $5,000,000. The warehouse line of credit agreement has an interest rate of 1.43%. The interest of $5,786 was incurred for the year ended December 31, 2022. The balance outstanding was $0 at December 31, 2022.

As of December 31, 2022, the Company had mortgage loans held for sale pledged as collateral under the above agreement. The above agreement also contains covenants which include certain financial requirements, including maintenance of minimum net worth, minimum liquid assets, maximum leverage ratio, minimum current ratio, and positive net income, as defined in the agreements. The warehouse line of credit agreement automatically renews at maturity unless terminated in writing.

During 2020 and 2021, the Company entered into secured promissory notes totaling $30,908,164. Interest is at 12% per annum, with the agreements being guaranteed by all the assets of the Company. Interest expense of $2,937,736 was incurred for the year ended December 31, 2022. The balance outstanding was $31,173,58 at December 31, 2022.

Note 5—Custodial Funds- The Company held custodial funds related to the loans it services aggregating $2,222,006 at December 31, 2022. These funds are maintained in segregated bank accounts, and these amounts are not included in the assets presented in the balance sheet.

Note 6—Members' Equity

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any debt, obligation, or liability. The Company's Proposed Offering (the "Offering") under Regulation A was qualified by the SEC on November 7, 2018. Under the Offering the Company is offering for sale up to 5,000,000 shares of Series A Preferred Stock at a price of $10 per share. The Company allows for accredited and non-accredited investors in Series A Preferred Stock. The SEC has specified requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering. The Board of Directors has exclusive control over all aspects of the Company's business. As a result, owners of Series A Preferred Stock have no right to participate in the management of the Company and do not have any voting rights.

Note 7—Phantom Stock Plan- During 2021, the Company entered into a Phantom Stock Plan (the "Plan") to award shares to certain key employees. The total number of shares available to be issued for grants as phantom stock under the Plan shall not exceed more than 20.00% of the issued and outstanding equity of the Company. Phantom stock that is forfeited may be re-granted in accordance with the Plan. The value of phantom stock corresponds to the fair value of the Company's common stock as defined in the agreements.

10

Note 9—Phantom Stock Plan(Continued)

The phantom shares will vest over a three year service period. As of December 31, 2022 no shares were awarded under the Plan, therefore, the Company did not recognize compensation expense during the year ended December 31, 2022.

Note 10—Commitments and contingencies Commitments to Extend Credit – The Company enters into

interest rate lock commitments with borrowers who have applied for residential mortgage loans who have met certain credit and underwriting criteria. These commitments expose the Company to market risk if interest rates change and the underlying loan is not economically hedged or committed to an investor. The Company is also exposed to credit loss if the loan is originated and not sold to an investor and the mortgagor does not perform. The collateral upon extension of credit typically consists of a first deed of trust in the mortgagor's residential property. Commitments to originate loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon.

Regulatory Contingencies – The Company is subject to periodic audits and examinations, both formal and informal in nature, from various federal and state agencies, including those made as part of regulatory oversight of mortgage origination, servicing and financing activities. Such audits and examinations could result in additional actions, penalties or fines by state or federal governmental bodies, regulators or the courts.

Operating Leases – The Company leases office space under various operating lease arrangements, which expire through May 2024. Total rent expense under all operating leases amounted to $221,392 for the year ended December 31, 2022, and is included in office and occupancy expense on the statement of operations.

Legal – The Company operates in a highly regulated industry and may be involved in various legal and regulatory proceedings, lawsuits and other claims arising in the ordinary course of its business. The amount, if any, of ultimate liability with respect to such matters cannot be determined, but despite the inherent uncertainties of litigation, management currently believes that the ultimate disposition of any such proceedings and exposure will not have, individually or taken together, a material adverse effect on the financial condition, results of operations, or cash flows of the Company. However, actual outcomes may differ from those expected and could have a material effect on the Company's financial position, results of its operations or cash flows in a future period. The Company accrues for losses when they are probable to occur, and such losses are reasonably estimable. Legal costs are expensed as incurred and are included in general and administrative on the statement of operations.

Note -11- Related Party Transactions - In 2021, the Company executed shared services agreements with American Homeowner Preservation 2015A+, LLC ("AHPS 2015A+"), preREO LLC ("preREO"), AHP Title Holdings LLC ("Title"), America's Trustee Services LLC ("ATS"), AHP75 LLC ("AHP75"), AHP Capital Management, LLC ("AHP Capital") and Debt Cleanse Group Legal Services, LLC ("Debt Cleanse") whereby the Company performs certain duties for related parties in exchange for payment. These duties include performance of accounting and financial reporting functions, human resources activities, informational technology services, legal services and investor relations support. Additionally, the agreement calls for the repayment of shared expenses or expenses paid on behalf of the related party by the CompanyAHP Capital Management LLC (the "Investment Adviser"), also a subsidiary of Neighborhoods United, LLC, provides investment advisory services to the Company. 2015A+ will bear a monthly management fee to the Investment Adviser equal to 0.1667% (2% annually) of the aggregate capital accounts of the members as of the last day of each calendar month. The Company will bear a monthly fee of $60 to AHPS for each active asset of the Company. Such management fee shall be paid to the managing member no later than the 15th day of the following month. The Company will also bear fees, costs, and expenses as reasonably determined by the managing member.

Note 7—Subsequent Events

The Company has evaluated subsequent events through March 10, 2024, the date on which the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.

AHP SERVICING LLC

SCHEDULE I - COST OF REVENUE
TWELVE MONTHS ENDED DECEMBER 31, 2022

Acquistion Costs	$	23,197,963
Interst Expense		2,940,937
Sales Costs		1,726,431
Legal Fees		335,572
Outsourced Services		203,924
Licensing		172,679
Surety Bonds		157,628
Loan Servicing		42,688
Credit Reporting Service		30,357
Mortgage Origination Costs		28,188
Tax & Insurance Contracts		23,781
Other Costs		4,723
	$	28,864,871

AHP SERVICING LLC

SCHEDULE I - GENERAL & ADMINISTRATIVE
TWELVE MONTHS ENDED DECEMBER 31, 2022

Bank Charges	$	185,061
CAM Fees		5,320
Consultants		216,840
Data Processing Fees		91,958
Depreciation & Amortization		125,381
Dues & Publications		3,787
Education & Training		52,195
Employee Benefits		509,887
General & Admistrative Costs		169,779
Insurance		61,493
Marketing		125,140
Meal & Entertainment		63,091
Office Expenses		73,941
Payroll & Related Taxes		7,752,053
Postage		118,944
Printing, Reproduction and Other Expenses		24,251
Professional Service		258,903
Recruitment		254,458
Rent		277,701
Supplies		9,700
Technology Expenses		1,649,514
Telephone & Internet		117,296
Temp Agency Costs		101,894
Travel Costs		204,634
Utilies		17,987
	$	12,471,208

The accompanying notes are an integral part of the financial statement.
See Accountant Review Report